Mail Stop 3561

August 29, 2006

Via U.S. Mail

Andre M. Hilliou
Chief Executive Officer and Director
Full House Resorts, Inc.
4670 S. Fort Apache Road, Suite 190
Las Vegas, Nevada 89147

**Re: Full House Resorts, Inc.
          Registration Statement on Form SB-2
          Filed August 4, 2006
          File No. 333-136341**

Dear Mr. Hilliou,

        We have reviewed your filing solely for the issues identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors – Assessing Internal Controls over Financial Reporting, page 11

1. In Release Nos. 33-8731 / 34-54295, the Commission proposed to grant smaller
    public companies (non-accelerated filers) relief from compliance with Section 404
    of the Sarbanes-Oxley Act of 2002 by extending the date by which these companies
    must begin to comply with the Section 404(b) requirement to provide an auditor's
    attestation report on internal control over financial reporting in their annual reports.
    The deadline would be moved to the first annual report for a fiscal year ending on
    or after Dec. 15, 2008. This proposed extension would result in all non-accelerated
    filers being required to complete only the management's portion of the internal
    control requirements in their first year of compliance with the requirements.
    Please expand your disclosure in this risk factor to discuss this proposed change in
    regulations released by the Commission.

Risk Related to our Common Stock

Our controlling stockholder has significant influence over management and has the power
to elect a majority of our board, page 12

2. We note the disclosure on page 12 indicating that the Mr. Michael Paulson
    beneficially owns 29% of your outstanding shares of common stock and your other
    executive officers and directors collectively beneficially own an additional 29.5%
    of your outstanding shares of common stock.   As this ownership gives these
    individuals the ability to significantly influence the Company's operations, the
    existence of this relationship should be disclosed in the Company's financial
    statements in accordance with the guidance outlined in paragraph 2 of SFAS
    No.57.

Management Discussion and Analysis or Plan of Operation

Results of Operations, page 29

3. In view of the highly material impact and changes in results of operations that will
    incur upon the pending acquisition of Stockman's Casino ("Stockman's"), we
    believe this Form SB-2 should include a *separate* discussion in MD&A of
    Stockman's historical results of operations for each of the last two fiscal years.
    We believe a narrative discussion of the acquired company's historical results of
    operations is relevant and meaningful for investors and users of your financial
    statements, as this acquisition will materially change your results of operations in
    future periods and will provide them with a better understanding and analysis as to
    any known material trends, events or uncertainties that have had or reasonably
    expected to have from this material acquired company's results of operations.

Critical Accounting Estimates and Policies

Summary of long-term assets related to Indian casino projects, page 27

4. Please expand your table of long-term assets related to Indian casino projects on page 27 by disclosing for each period presented the components (i.e. Notes receivable, contract rights, land held for development, etc.) of each amount by Indian tribe.

5. Reference is made to your disclosure in the fifth paragraph on page 27 were your recap the current status of the Michigan project. In this regard, please expand your disclosure by adding a table that has 4 columns going across titled "Critical Milestone," "March 31, 2006," "December 31, 2005" and "December 31, 2004" with rows going down for each critical mild stone listed in the bullet points in the fifth paragraph on page 27 and two others titled "financing for construction" and " any other significant project milestone or contingencies, the outcome of which could have a material affect on the probability of the project completion as planned."   For each year presented you should fill in your evaluation of the progress of each critical mild stone and make a conclusion of the status, changes, and probability of success of the project due to your evaluations in a separate paragraph below the table. You should have a separate table for each material project by Indian tribe. Also in the same section you should add a description of the business arrangement with each tribe and the nature and terms of your contract agreement.

6. Reference is made to the selected assumptions and information used to estimate the fair value of the notes receivable on page 28. In this regard, please fully disclose how you determined the "estimated years until opening of casino" for each tribe. Also, your fair value notes receivable model should factor in the projected interest rate during pre-development and operation of the casino. Please confirm that your model did factor in these projections and disclose how the projected interest rate was determined or revise accordingly. Additionally, please disclose by tribe the advancement amounts, repayment terms and the casino opening probability rate applied to each notes receivable valuation model. Furthermore, please disclose how you assess factors used to evaluate project probability, how you weight positive and negative evidence, and how you determined that the evidence is objectively supportable. Finally, if different discount rates were used in each note receivable valuation model by tribe, please disclose accordingly.

7. Please fully disclose the assumptions management used to assess impairment of the intangible, contract rights, land held for development and other capitalized cost associated with each Indian tribe casino project. Include information about the

following assumptions (separately for each Tribe), and note any changes in those assumptions during the periods present by your financial statements:

- Probability rate of the casino opening;
- Growth rate in cash flow of underlying projects;
- Expected revenue per gaming device by gaming class;
- Approximate number of gaming devices per gaming class; and
- Discount rate used

Please also describe the specific basis upon which management concluded each of the above assumptions were appropriate, given your historical operating experience, local casino market conditions, and current political environment. Also describe in reasonable detail the sensitivity of these assumptions to your reported operating results.

Liquidity and Capital Resources, page 31

8. Please revise your filing to state the possible or likely outcomes if you are not successful in obtaining third party funding for the construction stage of the projects described in the MD&A section labeled "Indian casino projects." For example, discuss your ability to finance construction with internal funds and the likelihood of you raising additional capital and how you would do so. Although, you believe there is a good probability of success for each of your projects, please revise to disclose the potential impact on the company if any or all of the projects were not to open (in addition to impairment of the receivable and the intangibles).

9. We note from your disclosure on page 33 that you expect to incur significant costs and cash outflows in connection with the gaming licensing application process to primarily reimburse the Nevada regulators for the cost of suitability and background investigations. In this regard, please provide an estimate or a range of your expected costs and cash outflows; and the expected source of liquidity to fund these items.

Index to Consolidated Financial Statements

Audited Financial Statements of Full House Resort, Inc.

Consolidated Statements of Income, page F-4 and F-17

10. Reference is made to the Use of Proceeds, page 16, where you intend to pay approximately $3 million for the dividends on the outstanding Series 1992-1 Preferred Stock with proceeds from the offering. In accordance with the guidance in Topic 1.B(3) of the Staff Accounting Bulletins, the staff believes unaudited pro forma per share data (for the latest fiscal year and interim period only) should be

included in the historical financial statements giving effect to the number of common shares whose proceeds will be used to pay this dividend. In this regard, you should also include a pro forma per share data footnote to the historical financial statements that describes this treatment, including the number of additional common shares (with the offering price per share) included in the pro forma weighted average number of shares that gives effect to this dividend payment. In addition, similar treatment should be provided for in the unaudited consolidated pro forma income statements for both the fiscal year and interim periods as furnished on pages F-32 and F-33. Please revise the historical and pro forma statements accordingly.

11. Please delete the non-GAAP caption and subtotal amounts for "Income from operations before unrealized gains on notes receivable and arbitration award, net", as the sole operating based GAAP measure should be the "Income (Loss) from Operations". Also refer to the guidance in Item 10(e)(ii)(c) of Regulation S-K. Please revise the presentation in the consolidated statements of income, the summary and selected historical consolidated financial data sections, pages 4 and 22, and unaudited consolidated pro forma income statements, pages F-32 and F-33, accordingly.

12. Please classify the "Arbitration award, net separately as non-operating income within the "Other income (expense) category in the Consolidated Statements of Income. In this regard, we believe that the settlement amounts received as relinquishment or termination of rights under your prior development and management agreements is miscellaneous non-recurring other income not integral or central to your operating (i.e. revenue generating) activities. Please revise the classification of this item in the consolidated statements of income, the summary and selected historical consolidated financial data sections, pages 4 and 22, and unaudited consolidated pro forma income statements, pages F-32 and F-33, accordingly.

Note 4 – Investment in Unconsolidated Joint Ventures, page F-11 and F-17

13. In addition to presenting the amount of net income of GED, please also disclose GED's income from operations for each period. Refer to the analogous guidance in Item 310(b)(2)(iii) of Regulation S-B.

Note 5 – Notes Receivable, Tribal Governments, page F-11

14. Please revise your disclosure by adding a notes receivable roll-forward schedule detailing the items that affected the balance change for each year presented in your consolidated financial statements. This schedule should include, but should not be

limited to the following components: beginning balance, total advances during the year, allocation to intangible asset and change in fair value. Please include this schedule by tribe.

Note 6 – Contract Rights, page F-12

15. Reference is made to the Michigan project's additional cost of $1,141,683. We note that you have distinguished these costs in amount and accounting treatment, due to the fact that they relate to the acquisition of control of the Michigan project's development process. It is unclear as to why these costs were not expensed similar to your project development cost disclosed in your statement of operations. Please either revise or provide your basis for your accounting treatment, supported with the specific accounting literature that allows these costs to be amortized. We may have further comment upon receipt of your response.

General

16. Please address our comments on the consolidated financial statements and related disclosures in your interim condensed consolidated financial statements, where applicable.

Unaudited Interim Condensed Consolidated Financial Statement of Full House Resort, Inc.

Unaudited Condensed Consolidated Balance Sheet, page F-16

17. As the planned $3 million preferred stock distribution from the offering proceeds is not reflected in the latest historical balance sheet, it is staff position that a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented along side the historical interim balance sheet. In this regard, you should reflect the dividend payable and corresponding increase to the Accumulated Deficit account in Stockholders' Equity. Please revise accordingly.

Unaudited Condensed Consolidated Statements of Cash Flows, page F-18

18. Please revise to separately disclose all items under the caption "Net cash used in operating activities" on a gross rather than net basis. Refer to the guidance outlined in paragraph 28 and 29 of SFAS No. 95.

Note 13 – Subsequent Events

19. We note from your disclosure on page 53 under "Certain Relationships and Related Transactions" that in August 2006 you entered into a consulting agreement with Lee Iacocca. In consideration of Mr. Iacocca's consulting services you awarded

him 300,000 restricted shares of common stock and Mr. Iacocca agreed to forfeit 250,000 options to purchase your common stock that had previously been granted and vested. In this regard please disclose in a note to your financial statements the nature of this transaction as required by paragraph 2 of SFAS No. 57 as well as the resulting accounting treatment and impact on the financial statements. Additionally, disclose your method used in determining the value of these restricted shares.

Stockman's Casino (Stockman's) Financial Statements

Note 2- Summary of Significant Accounting Policies

Investments, page F-26

20. Considering the significance of the Investment balance for each period presented, please revise your notes to Stockman's financial statements to provide the disclosures required by paragraph 19 and 21(a)(b) of SFAS No. 115, as applicable for all financial statements periods presented in your filing. Additionally, we note from your statement of operations on page F-23 that Stockman's realized a gain on the sale of marketable securities during the three month period ended March 31, 2006. In this regard, please explain why the statement of cash flows does not reflect proceeds from this sale or why you have not include a non-cash transaction foot note associated with this sale.   If you are netting proceeds from the sale of short-term investment and purchases of short-investment, please revise your presentation to disclose the two amounts on a gross basis as required by paragraph 11 of SFAS No. 95

Note 4 – Related Party Transactions, page F-28

21. Please confirm and disclose that your operating lease rentals are recognized on a straight-line basis as required by paragraph 15 of SFAS No. 13 or revise accordingly.

General

22. Please revise the notes to the Stockman's financial statements to incorporate the interim period presented in each foot note disclosure to the financial statements. You currently only have disclosure for the fiscal years ended December 31, 2005 and 2004.

Unaudited Pro Forma Consolidated Financial Information, page F-30

23. Revise the introductory paragraph to your pro forma financial statements on page 30 and your capitalization table on page 20 to disclose the amount of the estimated net proceeds of this offering and the purchase price of the planned acquisition of Stockman's Casino, Inc. (Stockman's). Also, disclose the amount and terms of your proposed debt financing expected to be incurred in connection with the Stockman's Casino acquisition. Refer to Item 310(d) of Regulation S-B and Note 1 to Item 310(d) of Regulation S-B for guidance.

24. Reference is made to the disclosure in the second paragraph where you state that you pro statement of operations reflects adjustments as if the transactions had taken place at the beginning of each period presented (i.e. the fiscal year and the interim period). It is staff position that pro forma should be computed assuming the transactions occurred at the beginning of the fiscal year presented and carried forward through any interim period presented. Please revise your pro forma statements and disclosure thereof. Similar revisions in disclosure should also be made in the Summary and Selected Historical and Pro Forma Consolidated Financial Data sections, pages 3 and 21.

Unaudited Consolidated Pro Forma Statements – Accounting Treatment on Stockman Acquisition, page F-31 and F-34 (Note 3)

25. With respect to the expected allocation of purchase price on the Stockman acquisition, we note that you allocated all excess cost over fair value of the tangible assets primarily to goodwill. It appears that the Casino License will represent a significant identifiable intangible asset acquired under the guidance in SFAS No. 141. Please provide us your consideration on this matter and, as necessary, revise your pro forma statements to separately reflect an amount for this identifiable intangible asset with disclosure in the notes of its related estimated useful life and amortization method. In addition, for any remaining amounts allocated to goodwill, please disclose the factors that contribute to a purchase price that result in recognition of goodwill as provided by paragraph 51(b) of SFAS No. 141. Please advise and revise accordingly.

Unaudited Consolidated Pro Forma Income Statements, pages F-32 and F-33

26. As disclosed in the acquired company's ("Stockman's) Statement of Stockholders' Equity, page F-24, in Stockman's latest fiscal year and interim period, we note they paid aggregate dividends ($2.717 million) that exceed its aggregate net income ($1.051 million) by approximately $1.666 million for this period. Although these dividends were not paid through the stated use of proceeds with this offering, the pro forma income statements that gives effect to the acquisition of Stockman should be accorded similar treatment as provided in the guidance for Topic 1.B(3)

of the Staff Accounting Bulletins. In this regard, the pro forma data per share should also give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the approximate $1.666 million of capital in excess of earnings withdrawn by the acquired company. The notes to the pro forma statements should disclose this treatment as well as the computation of the additional shares used in the denominator for computing the pro forma per share data. Please revise accordingly.

27. Reference is made to the disclosure in Dividend Policy, page 18, and in Preferred Stock – Redemption, page 56, where you disclose that an agreement exists with a holder of 350,000 shares of the Series 1992-1 Preferred Stock that his shares of preferred stock will be converted into an equal (1-for-1) number of common shares, if the unpaid dividends on the preferred stock held by him are paid with the proceeds of the offering. Please revise the pro forma financial statements to reflect the conversion of the 350,000 shares of preferred stock into common stock with the elimination of the preferred stock dividends and the appropriate adjustment to the pro forma earnings per share data for conversion of these preferred shares into common shares. The adjustments made on the pro forma balance sheet and income statement should be cross-referenced to an appropriate note that describes this arrangement and its accounting treatment in the pro forma statements. Please revise accordingly.

28. We note that your pro forma per share data gives effect to an additional 5.142 million shares to reflect the estimated proceeds from the equity offering as disclosed in note 2. However, it appears from the cover page of the Form SB-2 that you are registering 6.0 million shares (net of 900,000 additional shares for over-allotment) of common stock in this offering. Therefore, it is unclear why your pro forma per share data only provides adjustment for 5.142 million common shares. Please advise and revise, if necessary.

Unaudited Consolidated Pro Forma Balance Sheet, page F-31
Unaudited Consolidated Pro Forma Income Statement, page 32
Unaudited Consolidated Pro Forma Income Statement, page F-33

29. Please revise your unaudited consolidated pro forma financial statements by separately presenting historical results for Stockman's Casino and pro forma adjustments in two columns, rather than one column as currently presented.

30. Generally, pro forma adjustments should be presented individually on a gross basis on the face of the pro forma statements. Alternatively, components of the adjustments may be broken out in a sufficiently detailed manner in the notes that reconcile to the amounts in the pro forma statements. Please revise accordingly.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-34

31. We note from your disclosure on page F-34 that as of July 31, 2006 you had paid deposits of $750,000. Please disclose the terms of these deposits and the accounts affected by this transaction here with and in your pro forma financial statements. Additionally please disclose the dollar amount associated with the required transfer, immediately before the acquisition, of land and buildings owned personally by the sole shareholder and the accounting impact on your pro forma financial statements.

32. Reference is made to the $25 million purchase price that will be exchanged for a 100% interest in Stockman's. Please disclose the amount of cash, debt and equity that will be issued to acquire Stockman's.

33. Reference is made to foot note 1. Please disclose separately the amount of the estimated debt financing and loan fees expected to be incurred in connection with the acquisition.

34. Reference is made to foot note 2. Please disclose the amount of estimated proceeds from the equity offering, the fees, and dividend payment separately. Also disclose the nature of, method, and assumptions used to calculate these amounts.

35. Reference is made to foot note 3. Please disclose the allocation of the $25 million purchase price for Stockman's acquisition, by major asset, liability and related cost caption. Also disclose the nature, methods and assumptions used in deriving significant fair value adjustments for each caption.

36. Reference is made to foot note 4. Please disclose the amount of revised depreciation based on the estimated fair value of Stockman's buildings and equipment. Also disclose the method and assumptions (i.e. basis and the estimated useful lives) used in estimating these revised depreciation calculations. Please separately disclose the above, as applicable, for each period affected in your pro forma financial statements.

37. Reference is made to foot note 5. Please separately disclose the amount of estimated interest expense and amortization of loan fees. Also, please disclose the method and assumptions (i.e. expected interest rate, loan fee amortization period etc.) used in estimating these amounts. If the interest rate is variable, please provide additional disclosure giving effect on income of a 1/8 percent variance in interest rate. Please separately disclose the above, as applicable, for each period affected in your pro forma financial statements.

38. Reference is made to foot note 6. Please disclose the amount of rental payments eliminated for each related period affected in your pro forma financial statements.

39. Reference is made to foot note 7. Please disclose the estimated federal income tax expense expected to be incurred. Also, please disclose the method and assumptions (i.e. basis, rate, etc.) used in estimating these amounts. Please separately disclose the above, as applicable, for each period affected in your pro forma financial statements.

40. We note from your disclosure on page 1 that the purchase price for Stockman's is subject to increase if the operation exceeds certain financial targets during the 12 months prior to closing of the transaction. In this regard, please disclose the terms of this contingent consideration and the potential impact on your financial statements, along with your basis for your accounting treatment that will be followed should any such contingency occur. See paragraph 25 through 32 and 51 of SFAS No. 141 for guidance.

General

41. Please update your financial statements and the financial statements of Stockman's Casino in accordance with Item 310(g) of Regulation S-B. In this regard, all financial data (i.e. summary and selected financial data, MD&A, pro forma statements, etc.) should also be updated accordingly.

42. Your amended Form SB-2 should contain currently dated manually signed consents of the independent public accountant with respect to both of their reports on the registrant's and Stockman's Casino financial statements. This comment applies to all amendments that may be filed for this Form SB-2.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Jaramillo at (202) 551-3212 or me at (202) 551-3816 if you have questions regarding the above comments and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Regards,

Joe Foti
Senior Assistant Chief Accountant

cc: Michele L. Keusch, Esq.
Green Traurig, P.A.
Via facsimile: (305) 961-5827